FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks and Financial Institutions, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, in connection with an extension of certain insurance agreements entered into by Banco de Chile, its affiliate Banchile Corredores de Seguros Limitada, and Banchile Seguros de Vida S.A.

Santiago, January 04, 2013.

Mr. Raphael Bergoeing Vela

Superintendent of Banks and

Financial Institutions

Present

Mr. Superintendent:

Pursuant to articles 9 and 10 of the Securities Law No. 18.045, and chapter 18-10 of the Compilation of Regulations of the Superintendency of Banks and Financial Institutions, I do hereby inform you, as an essential information regarding this banking institution, that on this date it has concluded the execution process of the insurance agreements between Banco de Chile and its subsidiary Banchile Corredores de Seguros Limitada, with Banchile Seguros de Vida S.A., which were entered into through private instruments dated on December 28, 2013, which are:

1.              Brokerage Agreement entered into by the affiliate Banchile Corredores de Seguros Limitada and the related company Banchile Seguros de Vida S.A.

2.              Agreements entered into by Banco de Chile and Banchile Seguros de Vida S.A.:

a)             Collection and Data Administration Agreement.

b)             Use Agreement for Distribution Channels.

c)              Banchile’s Trademark License Agreement.

d)             Credit Life Insurance Agreement.

3.              Framework agreement for Insurance Banking, entered into by Banco de Chile, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A.

All of the agreements have a duration of 3 years effective from January 1, 2013, excluding those insurances, as applicable, that are related to loan mortgages subject to public bid in accordance with article 40 of DFL N° 251 of 1931.

It is worth noting that Banchile Seguros de Vida S.A. is a related party to Banco de Chile in accordance with Article 146 of the Chilean Corporations Law. In turn, Banchile Corredores de Seguros Limitada is a subsidiary of Banco de Chile, incorporated pursuant to Article 70 letter a) of the Chilean Banking Act.

Sincerely,

Arturo Tagle Quiroz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2013.

Banco de Chile

/s/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO